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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                        Auto-trol Technology Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, Par Value $.02
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    052754207
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Howard B. Hillman
                12500 North Washington STreet, Denver, CO 80241
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                August 24, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

         NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1746 (03-00)

Schedule 13D
CUSIP No. 052754207                                 Auto-trol Technology Company
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Howard B. Hillman
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |_|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------

   4     SOURCE OF FUNDS (See Instructions)

            00

--------------------------------------------------------------------------------

   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |_|
         PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            US
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                      669,767
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   57,427,797
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                     669,767
                          ------------------------------------------------------
         PERSON            10     SHARED DISPOSITIVE POWER

          WITH                     57,427,797
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            58,097,564
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     |_|
         SHARES (See Instructions)

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            97.9%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            IN
--------------------------------------------------------------------------------

Schedule 13D
CUSIP No. 052754207                                 Auto-trol Technology Company
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Venhill Limited Partnership
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |_|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------

   4     SOURCE OF FUNDS (See Instructions)

            00

--------------------------------------------------------------------------------

   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |_|
         PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    56,658,106
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   0
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   56,658,106
                          ------------------------------------------------------
         PERSON            10     SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            56,658,106
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     |_|
         SHARES (See Instructions)

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            95.4%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            PN
--------------------------------------------------------------------------------

Schedule 13D
CUSIP No. 052754207                                 Auto-trol Technology Company
--------------------------------------------------------------------------------


ITEM 1.           SECURITY AND ISSUER.
------            -------------------

This statement relates to the common stock, $0.02 par value of Auto-trol Technology Corporation, a Colorado corporation, having its executive offices at 12500 N. Washington Street, Denver, CO 80241-2400 (the "Issuer").

ITEM 2.           IDENTITY AND BACKGROUND.
------            -----------------------

The persons filing this statement are Howard B. Hillman, a United States citizen, whose business address is 12500 N. Washington Street, Denver, CO 80241-2400 and Venhill Limited Partnership, a Delaware limited partnership ("Venhill"), whose principal address is c/o Howard B. Hillman, Taconic Group, 158 Main Street, New Caanan, CT 06840. Mr. Hillman is the General Partner of Venhill. The principal business of Venhill is venture capital investment. Mr. Hillman is also the Chairman of the Board, Chief Executive Officer, and President of the Issuer.

During the last five years, neither Mr. Hillman nor Venhill has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making either one of them subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
------            -------------------------------------------------

The transaction covered by this statement is the receipt of 8,064,517 shares of common stock from Issuer on August 24, 2000, upon the conversion of certain debt owed by the Issuer to Venhill. This debt was converted pursuant to a vote of the board of directors of the Issuer in which Mr. Hillman did not participate.

ITEM 4.           PURPOSE OF TRANSACTION.
------            ----------------------

The purpose of this transaction is for investment. Item 3 is incorporated by reference.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.
------            ------------------------------------

Items 3 and 4 are incorporated by reference.

(a) Mr. Hillman beneficially owns and has the sole power to vote and dispose of 669,767 shares of Issuer common stock. Mr. Hillman beneficially owns and has the shared power to vote and dispose of 769,691 shares of Issuer common stock through his position as a trustee of certain family trusts that directly own such shares.

(b) Mr. Hillman is the General Partner of Venhill, which beneficially owns 56,658,106 shares of Issuer common stock. Venhill has not, during the last five years, been convicted in a criminal proceeding nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was

Schedule 13D
CUSIP No. 052754207                                 Auto-trol Technology Company
--------------------------------------------------------------------------------

             or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
-------           -------------------------------------------------------------
                  RESPECT TO SECURITIES OF THE ISSUER.
                  -----------------------------------

         The Issuer and Venhill have entered into a series of approximately 27 outstanding promissory notes with similar terms and conditions, pursuant to which Venhill has lent to the Issuer certain amounts of cash. As of the date of this filing, the outstanding balance of such promissory notes is approximately $8,500,000.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.
------            --------------------------------

                  99.1     Joint Filing Agreement


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         JANUARY 14, 2002
                                         ---------------------------------------
                                         Date


                                         /S/HOWARD B. HILLMAN
                                         ---------------------------------------
                                         Signature


                                         HOWARD B. HILLMAN
                                         ---------------------------------------
                                         Name/Title

Schedule 13D
CUSIP No. 052754207                                 Auto-trol Technology Company
--------------------------------------------------------------------------------


                                  EXHIBIT INDEX


Exhibit

99.1              Joint Filing Agreement